September 8, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Daniel Morris

Re:	Alliqua BioMedical, Inc.

Registration Statement on Form S-3

Filed August 5, 2014

File No. 333-197844

Ladies and Gentlemen:

On behalf of Alliqua BioMedical, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 to Form S-3 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-3 of the Company (File No. 333-197844), filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2014 (the “Registration Statement”). We acknowledge receipt of the letter of comment dated August 29, 2014 (the “Comment Letter”) from the staff (the “Commission Staff”) of the Division of Corporation Finance of the Commission regarding the Registration Statement. The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Commission Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Commission Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Form S-3

1.	We note from paragraphs (a) and (b) of Item 9.01 of your current report on Form 8-K filed on May 6, 2014 your indication that you would provide the financial statements and pro forma financial information required by that item by an amendment to your current report no later than 71 calendar days after the date your current report was required to be filed. We also note that you filed such information on July 21, 2014 which appears to be more than 71 calendar days after your initial filing was due. Please tell us how the amended current report was filed in a timely manner for purposes of General Instruction I.A.3(b) of Form S-3.

Response:

The Company advises the Commission Staff that the acquisition disclosed under Item 2.01 of the Current Report on Form 8-K filed by the Company on May 6, 2014 (the “Original 8-K”), which required the filing of financial statements under Item 9.01, occurred on May 5, 2014. As such, the Company determined that the initial report on Form 8-K for this Item 2.01 disclosure was required to be filed by May 9, 2014, which was the fourth business day following the date of the acquisition. Item 9.01(a)(4) of Form 8-K provides that “Financial statements required by this item may be filed with the initial report, or by amendment not later than 71 calendar days after the date that the initial report on Form 8-K must be filed.” Consistent with this instruction, the Original 8-K indicated that the Company intended to file the financial statements and pro forma financial information required by Item 9.01 for the acquisition reported in Item 2.01 by an amendment to the Original 8-K no later than 71 calendar days after the date that initial report on Form 8-K was required to be filed. The date that was 71 calendar days after May 9, 2014 fell on Saturday, July 19, 2014. Rule 0-3(a) of the Securities Exchange Act of 1934, as amended, provides that “if the last day on which papers can be accepted as timely filed falls on a Saturday, Sunday or holiday, such papers may be filed on the first business day following.” Accordingly, the Company filed the requisite financial information by amendment on Monday, July 21, 2014, which was the first business day following Saturday, July 19, 2014. For the foregoing reasons, the Company believes that the amended Current Report on Form 8-K/A filed on July 21, 2014 was filed in a timely manner for purposes of General Instruction I.A.3(b) of Form S-3.

U.S. Securities and Exchange Commission

September 8, 2014

2.	Please clear any comments that we may issue on your pending confidential treatment request before filing an acceleration request for your registration statement.

Response:

The Company notes the Commission Staff’s comment and confirms that it will clear any comments that the Commission Staff may issue on its pending confidential treatment request before filing an acceleration request for the Registration Statement.

Table of Co-Registrants

3.	We note that you are attempting to include two of your subsidiaries as registrants for the registration of certain guarantees that those subsidiaries may issue. Please note that to properly include such registrants they should each file as co-registrant along with your registration statement on EDGAR with their own separate CIK number.

Response:

The Company has included both subsidiaries, AquaMed Technologies, Inc. and Choice Therapeutics, Inc., as co-registrants on Amendment No. 1, each with its own separate CIK number.

4.	We note your disclosure that each other subsidiary of Alliqua Biomedical, Inc. that becomes a guarantor is “hereby deemed to be a registrant.” Please include all subsidiary co-registrants on your pending registration statement and remove any disclosure that indicates that subsidiaries that are not currently co-registrants will be deemed to be co-registrants when they become guarantors on securities that you are registering.

U.S. Securities and Exchange Commission

September 8, 2014

Response:

The Company has included all subsidiary co-registrants on Amendment No. 1 and has made the requested change in the Table of Co-Registrants of Amendment No. 1.

Prospectus Summary

5.	Please include disclosure regarding your going concern opinion, your history of net losses and your accumulated deficit in your prospectus summary.

Response:

The Company advises the Commission Staff that the Company’s auditor did not include a going concern qualification in its audit report for the Company’s financial statements as of December 31, 2013 and 2012, and for the years then ended, which was filed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. Rather, the most recent audit report for the Company’s financial statements that included a going concern qualification was for the Company’s financial statements as of December 31, 2012 and 2011, and for the years then ended, which was filed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. In addition, since the beginning of 2013, the Company has raised approximately $37,000,000 from investors. In April 2014, the Company raised approximately $19.4 million in net proceeds from a series of transactions that included a $14.4 million private placement of common stock and warrants and $5.0 million from the exercise of warrants from several investors. In addition, as reported in the Company’s Quarterly Report on Form 10-Q for the second fiscal quarter ended June 30, 2014, management concluded that the Company’s cash on hand and cash generated from operations will be sufficient to fund its business for at least the next 12 months. In light of these factors, the Company does not believe that the Company’s financial situation is in such a state as to warrant disclosure in the prospectus summary that it received a going concern qualification with respect to its financial statements as of December 31, 2012 and December 31, 2011, and for the years then ended, and its history of net losses and accumulated deficit. Moreover, the Company believes that risks associated with its past losses and accumulated deficit are sufficiently addressed in its risk factors that are incorporated by reference from its Annual Report on Form 10-K for the year ended December 31, 2013.

Preferred Stock, page 8

6.	We note your reference to “subscription rights” in the second full paragraph on page 9. Please include such securities in your registration statement fee table if you intend to register those securities and remove reference to any type of security that you are not registering.

Response:

The Company has revised the registration statement fee table and the prospectus cover in Amendment No. 1 to include “subscription rights.” In addition, the Company has added a new section entitled “Description of Subscription Rights” on page 25 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 8, 2014

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc: David I. Johnson, Alliqua BioMedical, Inc.